Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

July 1, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on July 1, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

July 4, 2022.

SCHEDULE “A”

Bitfarms Provides June 2022 Production and
Mining Operations Update

-           Mines 420 Bitcoins for an Average of 14 Bitcoins per Day -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (July 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for June 2022.

“The Bunker is nearing the completion of Phase 2, and it will be our largest active site, with 36 megawatts (MW) powering approximately 913 petahash per second (PH/s), which alone is nearly our total hashrate as at the end of 2020,” said Ben Gagnon, Chief Mining Officer of Bitfarms. “Miner deployments at The Bunker drove a 6% increase in our sequential month-over-month hashrate to 3.6 exahash per second (EH/s). Production averaged 14 BTC/day for the month and is currently clocked at 14.6 BTC/day.”

“Importantly, with miner installations continuing, we expect to exceed our Q2 2022 target of 4.0 EH/s within the next two to three weeks. This growth, coupled with recent declines in the overall network hashrate, from a 30-day rolling average of about 222 EH/s to 212 EH/s, signals we are well positioned to gain market share and increase our daily mined Bitcoins in July,” added Gagnon.

“In June, we completed the building structure for the first 50 MW warehouse in Rio Cuarto, Argentina, and are nearing completion of its roof and floor. Construction is also progressing smoothly on the construction of the high-voltage 132-kilovolt transmission line that will feed the site,” said Emiliano Grodzki, CEO of Bitfarms. “With construction on schedule, we continue to expect production to commence at this first warehouse in Q4 2022, and our plan remains to complete the second 50MW facility in Q1 2023.”

Mining Production

●	3.6 EH/s online as of June 30, 2022.

●	420 new BTC mined during June 2022, up 58% from June 2021.

●	14 BTC mined daily on average in June, equivalent to about US$280,000 per day and approximately US$8 million for the month based on a BTC price of US$20,000 on June 30, 2022.

●	3,144 BTC in custody on June 30, 2022, representing a total value of approximately US$63 million based on a BTC price of US$20,000. BTC held in custody on June 30, 2022, reflects the sale of 3,352 BTC during June 2022.

Mining Operations

●	Completed building infrastructure in Rio Cuarto, Argentina.

●	Secured US$37 million in non-dilutive new equipment financing from NYDIG ABL LLC to support growth in Quebec.

●	Installed and made operational 2,000 Whatsminer M30S at the Bunker increasing total hashrate 200 PH.

Bitfarms’ BTC 2022 Monthly Production

Month	BTC
January	301
February	298
March	363
April	405
May	431
June	420

Financing Activities

In June, Bitfarms initiated and completed certain financing activities that reduced overall debt and increased liquidity, including:

●	Paying down the Company’s US$100 million BTC-backed loan facility to US$38 million:

o	Reducing the outstanding principal by US$62 million and freeing up US$27MM of BTC that was otherwise collateralizing the loan above the principal repayment.

o	Reducing interest expense by US$7 million on an annualized basis.

●	Amending the BTC-backed loan that was to mature June 30, 2022, extending the maturity by three-months for a maximum of US$40 million, of which US$38 million is currently outstanding, at an interest rate of 11.25%.

●	Selling 3,352 BTC during the month for total proceeds of US$69 million, a portion of which was used to pay down the BTC-backed facility.

●	Closing a US$37 million new equipment financing agreement with NYDIG ABL LLC.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction at the Bunker and in Argentina, expectations for monthly growth, targets and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

5